UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

_______________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

January 31, 2018

(All amounts are expressed in thousands of S/ unless otherwise stated)

UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2017 AND 2016 AND FOR THE PERIOD ENDED IN THIS DATE

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2017 AND 2016 AND FOR THE PERIOD ENDED IN THIS DATE

CONTENTS

Condensed Interim Consolidated Statement of Financial Position

Condensed Interim Consolidated Income Statement

Condensed Interim Consolidated Statement of Comprehensive Income

Condensed Interim Consolidated Statement of Shareholders’ Equity

Condensed Interim Consolidated Statement of Cash Flows

Notes to the Condensed Interim Consolidated Financial Statements

S/          =    New Peruvian Sol
US$          =    United States dollar

(All amounts are expressed in thousands of S/. unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS				LIABILITIES AND EQUITY
		At				At
		December 31,	December 31,			December 31,	December 31,
	Note	2016	2017		Note	2016	2017

Current assets				Current liabilities
Cash and cash equivalents	8	606,949	638,212	Borrowings	13	1,961,043	1,056,764
Financial asset at fair value through profit or loss		352	181	Bonds	14	46,091	36,655
Trade accounts receivables		1,086,913	1,034,662	Trade accounts payable		1,278,387	1,511,430
Unbilled work in progress		683,242	681,566	Accounts payable to related parties	9	80,217	55,084
Accounts receivable from related parties	9	181,664	136,973	Current income tax		62,160	80,307
Other accounts receivable		659,377	775,714	Other accounts payable		1,096,307	833,400
Inventories		1,107,702	769,904	Provisions	15	14,531	13,503
Prepaid expenses		51,348	37,738			4,538,736	3,587,143
		4,377,547	4,074,950
				Non-current liabilities classified as held for sale		-	248,459
Non-current assets classified as held for sale	10	22,385	634,120
				Total current liabilities		4,538,736	3,835,602
Total current assets		4,399,932	4,709,070
				Non-current liabilities
Non-current assets				Borrowings	13	419,395	633,302
Long-term trade accounts receivable		667,519	843,981	Long-term bonds	14	921,623	910,912
Long-term unbilled work in progress		197,586	28,413	Other long-term accounts payable		512,803	601,906
Long-term accounts receivable from related parties	9	587,973	514,736	Long-term accounts payable to related parties	9	65,320	25,954
Prepaid expenses		23,526	67,188	Provisions	15	31,155	35,595
Other long-term accounts receivable		357,952	444,068	Derivative financial instruments		1,081	383
Investments in associates and joint ventures	11	886,856	50,264	Deferred income tax liability		75,983	78,240
Investment property		49,357	45,687	Total non-current liabilities		2,027,360	2,286,292
Property, plant and equipment	12	1,113,599	869,714	Total liabilities		6,566,096	6,121,894
Intangible assets	12	960,286	961,710
Deferred income tax asset		292,375	408,362	Equity
Total non-current assets		5,137,029	4,234,123	Capital	16	660,054	660,054
				Legal reserve		132,011	132,011
				Optional reserve		29,974	29,974
				Share Premium		882,464	881,795
				Other reserves		(167,572)	(166,478)
				Retained earnings		916,396	780,909
				Equity attributable to controlling interest in the Company		2,453,327	2,318,265
				Non-controlling interest		517,538	503,034
				Total equity		2,970,865	2,821,299
Total assets		9,536,961	8,943,193	Total liabilities and equity		9,536,961	8,943,193

The accompanying notes on pages 8 to 26 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

		For the year
		ended December 31,
	Note	2016	2017

Revenues from construction activities		3,945,599	3,318,907
Revenues from services provided		1,895,296	2,008,352
Revenue from real estate and sale of goods		643,373	952,506
		6,484,268	6,279,765

Cost of construction activities		(3,757,032)	(3,110,158)
Cost of services provided		(1,671,783)	(1,725,782)
Cost of real estate and goods sold		(440,786)	(727,446)
	17	(5,869,601)	(5,563,386)
Gross profit		614,667	716,379

Administrative expenses	17	(398,695)	(418,304)
Other income and expenses		(13,270)	401
Gain from the sale of investments		46,336	274,363
Operating profit		249,038	572,839

Financial expenses		(174,789)	(247,968)
Financial income		20,792	16,135
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		(102,491)	(382,939)
Profit (loss) before income tax		(7,450)	(41,933)
Income tax	18	(48,960)	(19,492)
Profit (loss) for the year		(56,410)	(61,425)

Profit (loss) attributable to:
Owners of the Company		(117,735)	(132,753)
Non-controlling interest		61,325	71,328
		(56,410)	(61,425)

Earnings per share from continuing operations
attributable to owners of the Company during
the year		-0.178	-0.201

The accompanying notes on pages 8 to 26 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the year
		ended December 31,
	Note	2016	2017

Profit (loss) for the year		(56,410)	(61,425)
Other comprehensive income:
Items that will not be reclassified to profit or loss
Remeasurement of actuarial gains and losses, net of tax		(1,530)	(3,739)

Items that may be subsequently reclassified to profit or loss
Cash flow hedge, net of tax		883	482
Foreign currency translation adjustment, net of tax		(890)	(8,023)
Transfer to profit or loss of available-for-sale financial assets		(2,220)	-
Exchange difference from net investment in a foreign operation, net of tax		9,427	7,941
		(34,261)	400
Other comprenhensive income for the year, net of tax		(35,791)	(3,339)
Total comprehensive income for the year		(92,201)	(64,764)

Comprehensive income attributable to:
Owners of the Company		(157,368)	(134,393)
Non-controlling interest		65,167	69,629
		(92,201)	(64,764)

The accompanying notes on pages 8 to 26 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016 AND 2017

	Attributable to the controlling interests of the Company
	Number				Premium	Other
	of shares		Legal	Optional	for issuance	reserves	Retained		Non-controlling
	In thousands	Capital	reserve	reserve	of shares		earnings	Total	interest	Total

Balances as of January 1, 2016	660,054	660,054	132,011	29,974	897,532	(129,059)	1,064,044	2,654,556	528,489	3,183,045
Profit (loss) for the year	-	-	-	-	-	-	(117,735)	(117,735)	61,325	(56,410)
Cash flow hedge	-	-	-	-	-	839	-	839	44	883
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(1,120)	(1,120)	(410)	(1,530)
Foreign currency translation adjustment	-	-	-	-	-	(4,960)	-	(4,960)	4,070	(890)
Change in value of available-for-sale financial assets	-	-	-	-	-	(2,220)	-	(2,220)	-	(2,220)
Transfer to profit or loss for sale of investment of available-for-sale financial assets	-	-	-	-	-	(41,461)	-	(41,461)	-	(41,461)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	9,289	-	9,289	138	9,427
Comprehensive income of the year	-	-	-	-	-	(38,513)	(118,855)	(157,368)	65,167	(92,201)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	(30,853)	(30,853)	(25,473)	(56,326)
- Contributions of non-controlling shareholders	-	-	-	-	-	-	-	-	(19,099)	(19,099)
- Additional acquisition of non-controlling	-	-	-	-	(15,167)	-	-	(15,167)	(35,972)	(51,139)
- Sale to non-controlling interest	-	-	-	-	99	-	-	99	236	335
- Purchase of subsidiaries	-	-	-	-	-	-	-	-	4,153	4,153
- Deconsolidation of former subsidiary	-	-	-	-	-	-	2,060	2,060	37	2,097
Total transactions with shareholders	-	-	-	-	(15,068)	-	(28,793)	(43,861)	(76,118)	(119,979)
Balances as of December 31, 2016	660,054	660,054	132,011	29,974	882,464	(167,572)	916,396	2,453,327	517,538	2,970,865

Balances as of January 1, 2017	660,054	660,054	132,011	29,974	882,464	(167,572)	916,396	2,453,327	517,538	2,970,865
Profit for the year	-	-	-	-	-	-	(132,753)	(132,753)	71,328	(61,425)
Cash flow hedge	-	-	-	-	-	458	-	458	24	482
Adjustment for actuarial gains and losses	-	-	-	-	-	-	(2,734)	(2,734)	(1,005)	(3,739)
Foreign currency translation adjustment	-	-	-	-	-	(7,188)	-	(7,188)	(835)	(8,023)
Exchange difference from net investment in a foreign operation	-	-	-	-	-	7,824	-	7,824	117	7,941
Comprehensive income of the year	-	-	-	-	-	1,094	(135,487)	(134,393)	69,629	(64,764)
Transactions with shareholders:
- Dividend distribution	-	-	-	-	-	-	-	-	(42,862)	(42,862)
- Contributions (devolution) of non-controlling shareholders,net	-	-	-	-	-	-	-	-	(33,197)	(33,197)
- Additional acquisition of non-controlling	-	-	-	-	(669)	-	-	(669)	(273)	(942)
- Deconsolidation of former subsidiary	-	-	-	-	-	-	-	-	(7,801)	(7,801)
Total transactions with shareholders	-	-	-	-	(669)	-	-	(669)	(84,133)	(84,802)
Balances as of December 31, 2017	660,054	660,054	132,011	29,974	881,795	(166,478)	780,909	2,318,265	503,034	2,821,299

The accompanying notes on pages 8 to 26 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year
		ended December 31,
	Note	2016	2017

OPERATING ACTIVITIES
Loss before income tax		(7,450)	(41,933)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation	17	205,522	199,793
Amortization of other assets	17	82,743	86,557
Impairment of inventories	17	36,353	37,457
Impairment of accounts receivable and other accounts receivable	17	419,584	726
Debt condonation		(431,484)	-
Impairment of property, plant and equipment	17	9,263	14,681
Impairment of intangible assets	12	54,308	29,541
Financial expenses-CCDS		7,004	-
Expenses for liquidation of works - CCDS		164	-
Indemnification income		(33,600)	-
Profit on fair value of financial asset at fair value through profit or loss		31	-
Change in the fair value of the liability for put option		(984)	(1,400)
Other Provisions	15	6,500	6,788
Return receipt from adquisition of Morelco		(6,658)	-
Remeasurement of purchase consideration of Morelco		(7,166)	-
Financial expense,net		106,742	176,511
Other provisions in CCDS		24,915	-
Foreign exchange loss (gain) on loans		-	(35,280)
Share of the profit and loss in associates and joint ventures
under the equity method of accounting	11	102,491	382,939
Reversal of provisions	15	(20,853)	(1,305)
Disposal of fixed assets		3,951	2,420
Disposal of investments		1,227	106
Profit on sale of property, plant and equipment		(18,393)	(26,902)
Loss on financial asset at fair value through profit or loss		221	(244,313)
Loss on sale of non-current asset held for sale		22	45
Profit on sale from available-for-sale financial assets		(46,337)	(25,768)
Loss on remeasurement of accounts receivable		20,274	133,602
Loss on remeasurement of investment		6,832	-
Net variations in assets and liabilities:
Trade accounts receivable and unbilled working in progress		108,358	(230,317)
Other accounts receivable		(82,838)	(286,748)
Other accounts receivable from related parties		84,449	(2,503)
Inventories		30,300	284,991
Pre-paid expenses and other assets		(146)	(40,930)
Trade accounts payable		(85,781)	520,015
Other accounts payable		114,476	(58,719)
Other accounts payable to related parties		45,908	(67,141)
Other provisions		(2,756)	(1,680)
Interest payment		(171,572)	(175,673)
Payments for purchases of intangibles - Concessions		(97,711)	(20,178)
Payment of income tax		(125,433)	(149,579)
Net cash applied to operating activities		332,476	465,803

INVESTING ACTIVITIES
Sale of available-for-sale investment		107,341	391,786
Sale of property, plant and equipment		66,086	127,241
Sale of financial asset at fair value through profit or loss		1,427	98
Sale of non-current assets held for sale		117	43,367
Refunding for price adjustment - Morelco		6,658	-
Return of contributions		1,963	-
Interest received		15,368	7,041
Dividends received		27,992	3,758
Payment for purchase of investments properties		(17,543)	(1,183)
Payments for intangible purchase		(45,706)	(97,112)
Payments for purchase and contributions on investment in associate and joint ventures		(389,658)	(2,108)
Payments for property, plant and equipment purchase		(147,732)	(122,571)
Net cash applied to investing activities		(373,687)	350,317

FINANCING ACTIVITIES
Loans received		3,941,750	1,406,717
Bonds issued		178,640	-
Amortization of loans received		(3,914,570)	(2,044,256)
Amortization of bonds issued		(25,281)	(39,151)
Payment for transaction costs for debt		(650)	(31,286)
Dividends paid to owners of the parent		(30,853)	-
Dividends paid to non-controlling interest		(25,473)	(42,862)
Cash received from non-controlling shareholders		8,034	(33,197)
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(45,835)	(942)
Net cash provided by financing activities		85,762	(784,977)
Net increase (net decrease) in cash		44,551	31,143
Cash and cash equivalents at the beginning of the year		554,002	606,949
Cash and cash equivalents at the end of the period	8	598,553	638,092

NON-CASH TRANSACTIONS:
Debt capitalization		8,308	-
Acquisition of assets through finance leases		65,336	48,507
Recognition of debt due to termination of GSP		608,247	-
Recognition of non-current assets available for sale by the operations of the CCDS		-	255,898
Reclassification of the investment in the associate GSP to non-current assets classified as held for sale		-	714,554

The accompanying notes on pages 8 to 27 are an integral part of the consolidated financial statements.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

GRAÑA Y MONTERO S.A.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2017 (UNAUDITED), AND AT DECEMBER 31, 2016 (UNAUDITED)

1      GENERAL INFORMATION

The Company is the parent company of the Graña y Montero Group (hereinafter the Group) and it is mainly engaged in holding the investments in the different companies of the Group. Additionally, the Company provides services of general management, financial management, commercial management, legal advisory and human resources management to the Group´s companies; it is also engaged in the leasing of offices to the Group’s companies.

The Group is a conglomerate of companies with operations including different business activities, of which the most significant are engineering and construction, infrastructure (public concession ownership and operation), real estate businesses and services.

These condensed interim consolidated financial statements as of December 31, 2017 have been prepared and authorized for issuance by the Chief Financial Officer on January 31, 2018.

2      BASIS OF PREPARATION

These condensed interim consolidated financial statements for the period ended December 31, 2017 have been prepared in accordance with (IAS 34) “Interim financial reporting”.

To date, the audited report for the period 2016 has not been issued by our external auditors. As it is well known, we carried out complementary procedures and an internal investigation, since some projects involving minority and non-controlling companies were being investigated in Peru. The investigation concluded without findings in relation to acts of corruption in such projects.

In this regard, some items of the Financial Statements as of December 2016 have been adjusted to the amounts previously issued through complementary auditing procedures that are still ongoing. By virtue of this, the information for the 2016 period is preliminary and may be subject to subsequent modifications.

On October 04, 2017, we informed through a Relevant Information Communication that Graña y Montero S.A.A (the “Company”) and Gaveglio, Aparicio y Asociados S.C. de R.L. (“PwC”), a registered public accounting firm and the member in Peru of the PricewaterhouseCoopers network of firms, have determined that PwC is not independent of the Company with respect to the fiscal year 2016 as a consequence of non-audit services provided by PwC to the Company beginning in the fourth quarter of fiscal year 2016.  The services relate to the Company’s testing of controls in accordance with the U.S. Sarbanes-Oxley Act.

As a result, the Company and PwC mutually agreed to the Company’s dismissal of PwC as auditor of the Company’s consolidated financial statements for the fiscal year 2016.  The shareholder meeting on November 02, 2017 approved the withdrawal of PwC as auditor and appointed Vizcarra & Asociados SCRL, member of Moore Stephens as new independent auditor for fiscal year 2016 and 2017.

The independence issue described above does not affect PwC’s independence with respect to the 2015 or 2014 fiscal years.  Based on PwC’s and the Company’s current view of the matter and of the independence standards, PwC and the Company believe that PwC remains independent with respect to the financial periods covered by the Company’s fiscal years 2015 and 2014 financial statements.

In this regard, some items of the Financial Statements as of December 2016 have been adjusted to the amounts previously issued as result of complementary procedures conducted by the Company.  In addition, considering that the audit of the Financial Statementes as of December 2016 is not completed, the information for the 2016 period is preliminary and may be subject to subsequent modifications.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

3      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these interim condensed consolidated financial statements are consistent with those applied in the preparation of the year-end financial statements at December 31, 2016.

4      FINANCIAL RISK MANAGEMENT

4.1        Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, price risk, fair value interest rate risk and cash flow interest rate risk), credit risk and liquidity risk.

4.1.1     Market risk –

Compared to year end, no new material market risk hedging arrangements have occurred.

4.1.2     Credit risk –

Compared to year end, no new credit risk has been identified in the Group, considering that the level of lines used has remained the same as in the previous year.

4.1.3     Liquidity risk -

The Company has been working on identifying non-strategic assets for sale and allocating funds to debt amortization and other liabilities.

The following table categorizes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows:

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	Less than 1 year	From 1 to 2 years	From 2 to 5 years	Over 5 years	Total

At December 31, 2016
Other financial liabilities (except for finance leases)	1,936,825	128,508	173,145	-	2,238,478
Finance leases	127,496	85,989	26,780	19,506	259,771
Bonds	113,299	180,431	365,697	1,334,485	1,993,912
Trade accounts payables	1,278,387	-	-	-	1,278,387
Accounts payables to related parties	80,217	28,082	37,238.00	-	145,537
Other accounts payables	303,827	49,064	131,556	-	484,447
Other non-financial liabilities	-	1,081	-	-	1,081
	3,840,051	473,155	734,416	1,353,991	6,401,613

At December 31, 2017
Other financial liabilities (except for finance leases)	1,003,500	336,913	290,253	-	1,630,666
Finance leases	72,864	41,880	24,022	638	139,404
Bonds	109,746	148,986	353,349	1,272,647	1,884,728
Trade accounts payables	1,511,430	-	-	-	1,511,430
Accounts payables to related parties	55,084	25,954	-	-	81,038
Other accounts payables	175,123	2,469	359,863	-	537,455
Other non-financial liabilities	-	786	-	-	786
	2,927,747	556,988	1,027,487	1,273,285	5,785,507

4.2       Capital management -

The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including current and non-current borrowings), less cash and cash equivalents. Total capital is calculated as total ‘equity’ as shown in the consolidated statement of financial position plus net debt.

As of December 31, 2016 and 2017, the gearing ratio is presented below indicating the Company’s strategy to keep it in a range from 0.10 to 0.70. The gearing ratio was as follows:

	At December 31, 2016	At December 31, 2017
Total borrowing and bonds	3,348,152	2,637,633
Less: Cash and cash equivalents	(606,949)	(638,212)
Net debt	2,741,203	1,999,421
Total equity	2,970,865	2,821,299
Total capital	5,712,068	4,820,720
Gearing ratio	0.48	0.41

4.3       Fair value estimation -

For the classification of the type of valuation used by the Group for its financial instruments at fair value, the following levels of measurement have been established.

-	Level 1: Measurement based on quoted prices in active markets for identical assets or liabilities.
-
Level 2: Measurement based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

-
Level 3: Measurement based on inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs, generally based on internal estimates and assumptions of the Group).

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

The fair value of the financial assets classified as at fair value through profit or loss has been determined with observable information of Level 1.

Other financial instruments measured at fair value correspond to the interest rate swaps signed by subsidiary GMP S.A., by which a variable-interest instrument is changed to a fixed interest rate (cash flow hedge). The information used for determining the fair value of these instruments are Level 2 and has been determined based on the present value of discounted future cash flows applied to the interest-rate change projections of Citibank N.A.

The carrying amounts of cash and cash equivalents correspond to their fair values. The Company considers that the carrying amount of trade accounts receivable and payable is similar to their fair values. The fair value of financial liabilities, disclosed in Note 13-b), has been estimated by discounting the future contractual cash flows at the interest rate currently prevailing in the market and which is available to the Company for similar financial instruments (Level 2).

5      CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Preparation of the condensed interim consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements for the year ended  December 31, 2016.

6      SEASONALITY OF OPERATIONS

The Group shows no seasonality in the operations of any of its subsidiaries; operations are carried out regularly during the course of the period.

7      SEGMENT INFORMATION

Business operating segments are reported consistent with the internal reports that are reviewed by the Corporate General Manager, who is the chief operating decision maker, responsible for allocating resources and evaluating the performance of each operating segment.

The Group's operating segments are assessed by the activity of the following business units: (i) engineering and construction, (ii) infrastructure, (iii) real estate, (iv) technical services and (v) the operation of the Parent Company (Holding).

As set forth under IFRS 8, reportable segments by significance of income are: ‘engineering and construction’ and ‘technical services’. However, the Group has voluntarily decided to report on all its operating segments as detailed in this Note.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

As of April 1, 2017, the Company has transferred its subsidiary Concar from ‘technical services’ segment to ‘infrastructure segment’. The operating segments for 2016 have been restated for comparative purposes.

Inter-segmental sales transactions are entered into at prices that are similar to those that would have been agreed to with unrelated third parties. Revenues from external customers reported to the Corporate General Manager are measured in a manner consistent with the basis of preparation of the financial statements.

Group sales and receivables are not concentrated on a few customers.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2016
Assets.-
Cash and cash equivalents	93,543	35,396	125,853	139,414	3,229	58,892	37,675	112,397	550	606,949
Financial asset at fair value through profit or loss	352	-	-	-	-	-	-	-	-	352
Trade accounts receivables	334,426	84,996	77,615	97,079	256	83,704	411,041	-	(2,204)	1,086,913
Unbilled work in progress	683,242	-	-	-	-	-	-	-	-	683,242
Accounts receivable from related parties	327,385	3,255	55,907	392	12,379	7,284	12,468	50,582	(287,988)	181,664
Other accounts receivable	408,379	58,235	28,779	25,895	4,841	20,198	70,917	42,133	-	659,377
Inventories	76,059	12,561	9,839	16,862	-	946,657	58,839	387	(13,502)	1,107,702
Prepaid expenses	9,205	2,614	2,005	17,265	167	329	19,458	305	-	51,348
Non-current assets classified as held for sale	22,385	-	-	-	-	-	-	-	-	22,385
Total current assets	1,954,976	197,057	299,998	296,907	20,872	1,117,064	610,398	205,804	(303,144)	4,399,932

Long-term trade accounts receivable	149	-	15,092	629,310	-	-	22,968	-	-	667,519
Long-term unbilled work in progress	171,752	-	24,165	-	-	-	-	-	1,669	197,586
Long-term accounts receivable from related parties	-	-	408	-	-	-	492	757,204	(170,131)	587,973
Prepaid expenses	-	-	20,554	2,029	943	-	-	-	-	23,526
Other long-term accounts receivable	42,511	29,533	22,926	225,565	7,347	17,887	1,075	11,108	-	357,952
Investments in associates and joint ventures	117,331	8,516	-	-	-	31,768	9,589	3,288,773	(2,569,121)	886,856
Investment property	-	-	-	-	-	49,357	-	-	-	49,357
Property, plant and equipment	592,191	176,486	23,508	193	21	13,008	195,462	130,422	(17,692)	1,113,599
Intangible assets	246,715	139,353	457,163	269	-	950	78,687	22,793	14,356	960,286
Deferred income tax asset	185,957	4,983	13,244	-	-	623	50,450	29,361	7,757	292,375
Total non-current assets	1,356,606	358,871	577,060	857,366	8,311	113,593	358,723	4,239,661	(2,733,162)	5,137,029
Total assets	3,311,582	555,928	877,058	1,154,273	29,183	1,230,657	969,121	4,445,465	(3,036,306)	9,536,961

Liabilities.-
Borrowings	582,260	82,063	3,014	-	-	206,456	155,137	932,113	-	1,961,043
Bonds	-	-	25,540	20,551	-	-	-	-	-	46,091
Trade accounts payable	876,847	59,830	31,857	23,882	599	30,617	248,991	6,703	(939)	1,278,387
Accounts payable to related parties	119,989	3,902	38,219	33,009	237	66,190	33,749	67,685	(282,763)	80,217
Current income tax	30,576	3,631	3,401	-	1,064	17,944	5,544	-	-	62,160
Other accounts payable	485,247	11,711	43,614	14,622	27	194,441	157,201	189,444	-	1,096,307
Provisions	6,615	6,441	-	-	-	131	1,344	-	-	14,531
Total current liabilities	2,101,534	167,578	145,645	92,064	1,927	515,779	601,966	1,195,945	(283,702)	4,538,736

Borrowings	246,315	80,488	2,510	-	-	16,541	73,541	-	-	419,395
Long-term bonds	-	-	338,143	583,480	-	-	-	-	-	921,623
Other long-term accounts payable	147,839	-	44,451	246,522	-	32,000	39,558	2,433	-	512,803
Long-term accounts payable to related parties	41,672	-	408	87,200	23,445	40,074	42,259	394	(170,132)	65,320
Provisions	12,283	17,115	-	-	-	-	1,757	-	-	31,155
Derivative financial instruments	-	1,081	-	-	-	-	-	-	-	1,081
Deferred income tax liability	28,278	3,546	1,525	16,983	283	15,564	9,491	313	-	75,983
Total non-current liabilities	476,387	102,230	387,037	934,185	23,728	104,179	166,606	3,140	(170,132)	2,027,360
Total liabilities	2,577,921	269,808	532,682	1,026,249	25,655	619,958	768,572	1,199,085	(453,834)	6,566,096
Equity attributable to controlling interest in the Company	616,916	265,241	282,851	96,019	3,528	234,449	158,641	3,232,803	(2,437,121)	2,453,327
Non-controlling interest	116,745	20,879	61,525	32,005	-	376,250	41,908	13,577	(145,351)	517,538
Total liabilities and equity	3,311,582	555,928	877,058	1,154,273	29,183	1,230,657	969,121	4,445,465	(3,036,306)	9,536,961

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segments financial position

Segment reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company Operations	Eliminations	Consolidated
As of December 31, 2017
Assets.-
Cash and cash equivalents	183,901	43,878	121,901	161,073	4,204	97,709	21,914	3,632	-	638,212
Financial asset at fair value through profit or loss	181	-	-	-	-	-	-	-	-	181
Trade accounts receivables	368,302	64,364	128,124	109,388	604	45,897	317,564	419	-	1,034,662
Unbilled work in progress	670,272	-	-	-	-	-	-	11,294	-	681,566
Accounts receivable from related parties	266,915	2,746	65,909	3,072	8,852	69,382	9,947	66,059	(355,909)	136,973
Other accounts receivable	536,732	55,959	66,765	31,384	1,922	27,504	42,709	12,739	-	775,714
Inventories	46,500	15,093	8,685	19,457	-	643,882	56,162	189	(20,064)	769,904
Prepaid expenses	4,469	1,168	2,354	10,312	164	216	18,294	761	-	37,738
Non-current assets classified as held for sale	302,884	-	-	-	-	-	-	331,236	-	634,120
Total current assets	2,380,156	183,208	393,738	334,686	15,746	884,590	466,590	426,329	(375,973)	4,709,070

Long-term trade accounts receivable	-	-	14,747	802,695	-	-	26,539	-	-	843,981
Long-term unbilled work in progress	-	-	28,413	-	-	-	-	-	-	28,413
Long-term accounts receivable from related parties	-	-	24,276	-	-	-	474	636,226	(146,240)	514,736
Prepaid expenses	-	-	24,585	42,221	892	-	-	-	(510)	67,188
Other long-term accounts receivable	26,340	53,917	11,159	277,084	7,348	9,811	1,712	56,697	-	444,068
Investments in associates and joint ventures	111,385	7,344	-	-	-	1	10,113	2,178,834	(2,257,413)	50,264
Investment property	-	-	-	-	-	45,687	-	-	-	45,687
Property, plant and equipment	509,700	171,226	18,572	3,047	60	11,621	102,448	70,627	(17,587)	869,714
Intangible assets	223,458	160,288	492,424	323	-	1,022	48,903	24,032	11,260	961,710
Deferred income tax asset	171,608	5,507	11,057	-	-	10,316	36,932	163,145	9,797	408,362
Total non-current assets	1,042,491	398,282	625,233	1,125,370	8,300	78,458	227,121	3,129,561	(2,400,693)	4,234,123
Total assets	3,422,647	581,490	1,018,971	1,460,056	24,046	963,048	693,711	3,555,890	(2,776,666)	8,943,193

Liabilities.-
Borrowings	591,987	46,924	2,589	-	-	162,031	139,821	113,412	-	1,056,764
Bonds	-	-	24,361	12,294	-	-	-	-	-	36,655
Trade accounts payable	962,593	62,658	85,329	132,195	132	43,724	189,326	36,412	(939)	1,511,430
Accounts payable to related parties	114,198	3,664	60,857	83,841	14	37,396	14,429	115,387	(374,702)	55,084
Current income tax	30,938	1,282	1,122	-	161	45,299	1,505	-	-	80,307
Other accounts payable	492,396	12,487	68,994	27,058	49	63,654	93,449	75,313	-	833,400
Provisions	6,682	5,204	-	-	-	20	1,597	-	-	13,503
Non-current liabilities classified as held for sale	248,459	-	-	-	-	-	-	-	-	248,459
Total current liabilities	2,447,253	132,219	243,252	255,388	356	352,124	440,127	340,524	(375,641)	3,835,602

Borrowings	127,776	101,549	1,945	-	-	12,010	26,458	363,564	-	633,302
Long-term bonds	-	-	319,549	591,363	-	-	-	-	-	910,912
Other long-term accounts payable	129,022	-	52,349	349,987	158	32,058	35,863	2,469	-	601,906
Long-term accounts payable to related parties	4,306	-	836	89,023	23,445	-	30,739	5,261	(127,656)	25,954
Provisions	13,201	16,707	-	-	-	-	1,847	3,840	-	35,595
Derivative financial instruments	-	383	-	-	-	-	-	-	-	383
Deferred income tax liability	26,631	8,958	8,606	24,341	210	-	9,494	-	-	78,240
Total non-current liabilities	300,936	127,597	383,285	1,054,714	23,813	44,068	104,401	375,134	(127,656)	2,286,292
Total liabilities	2,748,189	259,816	626,537	1,310,102	24,169	396,192	544,528	715,658	(503,297)	6,121,894
Equity attributable to controlling interest in the Company	562,183	299,411	323,987	112,467	(123)	217,290	115,464	2,826,861	(2,139,275)	2,318,265
Non-controlling interest	112,275	22,263	68,447	37,487	-	349,566	33,719	13,371	(134,094)	503,034
Total liabilities and equity	3,422,647	581,490	1,018,971	1,460,056	24,046	963,048	693,711	3,555,890	(2,776,666)	8,943,193

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2016 -

Revenue	4,159,538	382,211	527,104	247,040	18,459	411,518	1,153,723	62,070	(477,395)	6,484,268
Gross profit (loss)	218,810	42,129	121,114	42,473	5,698	136,540	143,567	(171)	(95,493)	614,667
Administrative expenses	(257,861)	(17,260)	(35,085)	(12,952)	(786)	(28,430)	(94,103)	(35,740)	83,522	(398,695)
Other income and expenses	(9,250)	542	263	10	-	838	4,093	(5,843)	(3,923)	(13,270)
Gain from the sale of investments	-	-	-	-	-	-	-	46,336	-	46,336
Operating profit (loss)	(48,301)	25,411	86,292	29,531	4,912	108,948	53,557	4,582	(15,894)	249,038
Financial expenses	(64,946)	(10,801)	(7,390)	(2,810)	(38)	(14,388)	(30,077)	(58,635)	14,296	(174,789)
Financial income	11,216	1,040	2,225	8,037	86	2,816	3,140	18,686	(26,454)	20,792
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	17,321	1,615	-	-	-	6,850	360	(198,418)	69,781	(102,491)
Profit (loss) before income tax	(84,710)	17,265	81,127	34,758	4,960	104,226	26,980	(233,785)	41,729	(7,450)
Income tax	(10,858)	(5,308)	(22,213)	(10,904)	(1,433)	(27,054)	(11,665)	33,242	7,233	(48,960)
Profit (loss) for the year	(95,568)	11,957	58,914	23,854	3,527	77,172	15,315	(200,543)	48,962	(56,410)

Profit (loss) attributable to:

Owners of the Company	(89,129)	9,370	43,656	17,891	3,527	22,106	12,159	(199,667)	62,352	(117,735)
Non-controlling interest	(6,439)	2,587	15,258	5,963	-	55,066	3,156	(876)	(13,390)	61,325
	(95,568)	11,957	58,914	23,854	3,527	77,172	15,315	(200,543)	48,962	(56,410)

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

Operating segment performance

Segment Reporting

	Engineering	Infrastructure						Parent
	and construction	Energy	Toll roads	Mass transit	Water treatment	Real estate	Technical services	Company operations	Eliminations	Consolidated
Year 2017 -

Revenue	3,418,907	436,876	642,127	365,772	3,152	647,535	1,203,733	70,049	(508,386)	6,279,765
Gross profit (loss)	281,206	71,825	139,196	52,212	445	147,384	112,434	(32,515)	(55,808)	716,379
Administrative expenses	(211,264)	(16,620)	(32,454)	(15,279)	(317)	(21,189)	(84,952)	(99,216)	62,987	(418,304)
Other income and expenses	(22,028)	5,139	1,062	5	-	(3,700)	8,852	10,512	559	401
Gain from the sale of investments	25,768	-	-	-	-	49,002	-	195,378	4,215	274,363
Operating profit	73,682	60,344	107,804	36,938	128	171,497	36,334	74,159	11,953	572,839
Financial expenses	(52,855)	(13,423)	(6,893)	(8,022)	(50)	(21,917)	(32,643)	(137,488)	25,323	(247,968)
Financial income	9,418	1,964	3,256	3,606	26	3,569	4,250	32,770	(42,724)	16,135
Share of the profit or loss
in associates and joint ventures under the equity
method of accounting	29,685	1,584	-	-	-	455	1,203	(486,931)	71,065	(382,939)
Profit before income tax	59,930	50,469	104,167	32,522	104	153,604	9,144	(517,490)	65,617	(41,933)
Income tax	(35,042)	(13,151)	(32,290)	(10,593)	(227)	(35,900)	(5,652)	110,363	3,000	(19,492)
Profit (loss) for the year	24,888	37,318	71,877	21,929	(123)	117,704	3,492	(407,127)	68,617	(61,425)

Profit (loss) attributable to:

Owners of the Company	22,578	33,351	55,620	16,447	(123)	48,648	3,012	(406,940)	94,654	(132,753)
Non-controlling interest	2,310	3,967	16,257	5,482	-	69,056	480	(187)	(26,037)	71,328
	24,888	37,318	71,877	21,929	(123)	117,704	3,492	(407,127)	68,617	(61,425)

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

No major changes occurred in total assets as compared to the amount stated in previous year-end financial statements.

There are no differences as compared to previous year-end financial statements based on segmentation or measurement of financial performance by segment.

8      CASH AND CASH EQUIVALENTS

This account comprises:

	At December 31,	At December 31,
	2016	2017
Cash on hand	5,943	16,468
In-transit remittances	7,931	1,036
Bank accounts	475,025	397,883
Time deposits	112,023	115,010
Mutual funds	6,027	107,815
	606,949	638,212

Reconciliation to cash flow statement

The above figures reconcile to the amount of cash shown in the statement of cash flows at the end of:

	At December 31,	At December 31,
	2016	2017

Cash and Cash Equivalent on Balance Sheet	606,949	638,212
Bank overdrafts (note 13)	(8,396)	(120)
Balances per statement of cash flows	598,553	638,092

9      TRANSACTIONS WITH RELATED PARTIES

a) Transactions with related parties -

Major transactions between the Company and its related parties are summarized as follows:

	From the year ended December 31,
	2016	2017

Revenue from sale of goods and services:
- Associates	-	3,367
- Joint operations	22,304	18,138
	22,304	21,505

Inter-company services were agreed upon under market terms as if they had been agreed to with third parties.

b)     Balances of transactions with related parties

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

	At December 31,		At December 31,
	2016		2017
	Receivable	Payable	Receivable	Payable

Joint operations
Consorcio Constructor Ductos del Sur	62,834	37,238	18,214	-
Consorcio GyM Conciviles	61,006	-	61,764	-
Consorcio Rio Urubamba	9,072	-	8,964	-
Consorcio Peruano de Conservación	8,784	-	7,417	-
Consorcio Vial Quinu	4,198	738	-	2,262
Consorcio Italo Peruano	4,174	17,325	14,536	18,849
Consorcio La Gloria	3,521	3,080	1,688	1,358
Consorcio Terminales del Perú	3,215	259	3,290	-
Consorcio Rio Mantaro	3,191	6,886	1,134	763
Consorcio Vial Sierra	940	5,400	2,355	1,854
Consorcio Constructor Chavimochic	915	2,471	1,959	5,817
Consorcio Energía y Vapor	491	3,203	-	72
Consorcio Ermitaño	83	6,372	1,067	6
Consorcio Menegua	30	3,803	39	-
Consorcio para la Atención y Mantenimiento de Ductos	-	21,790	-	12,074
Consorcio Huacho Pativilca	-	3,434	-	2,377
Ingeniería y Construcción Sigdo Koppers-Vial	-	-	-	-
Complementarios Ltda.	-	-	-	-
Other minors	10,133	2,472	11,859	6,883
	172,587	114,471	134,286	52,215

Other related parties:
Adexus S.A.	-	-	-	-
Gaseoducto Sur Peruano S.A	587,973	-	517,144	-
Perú Piping Spools S.A.C.	9,077	-	279	185
Ferrovias Participaciones	-	20,813	-	21,648
Ferrovias Argentina	-	2,835	-	2,684
Arturo Serna	-	7,418	-	4,306
	597,050	31,066	517,423	28,823
	769,637	145,537	651,709	81,038

Less non-current portion:
Gaseoducto Sur Peruano S.A	(587,973)	-	(514,736)	-
Consorcio Constructor Ductos del Sur	-	(37,238)	-	-
Ferrovias Participaciones	-	(20,813)	-	(21,648)
Ferrovias Argentina	-	(2,835)	-	-
Arturo Serna	-	(4,434)	-	(4,306)
Portion current	181,664	80,217	136,973	55,084

Accounts receivable and payable have no specific guarantees.

Current accounts receivable from related parties mainly arise from sales transactions for goods and services with a maturity period of 60 days. These balances are non-interest-bearing because they have short- term maturities and do not require a provision for impairment.

Current accounts payable to related parties mainly arise from transactions to provide services of engineering, construction, maintenance and others and have a maturity period of 60 days. Such accounts are not interest bearing because they are short-term.

10   NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

As of December 31, 2017, this item includes the balances of the Consorcio Constructor Ductos del Sur for S/285.2 million, and the reclassification of the investment in the associate Gasoducto Sur Peruano S.A. for S/645.4 million.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

In February and March 2017, the Company has sold through its brokerage operations part of its shares (representing 9.97%) in the Red Eagle Mining Corporation investment, obtaining a remaining interest of 2.70%. The sale price was agreed at US$13.3 million (equivalent to S/43 million), which were canceled in full.

In August 2017, the Company has capitalized claims to Red Eagle Mining Corporation for US$4 million. As of December 31, 2017, a holding of 6.18%.

11   INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, 2017, associates in which the Group has significant influence are similar to those existing as of December 31, 2016, except for the reclassification mentioned.

The movement of our investments in associates for the period ended December 31, 2016 and 2017 is as follows:

	2016	2017
Beginning balance	646,884	886,856
Acquisition and/or contributions received	-	2,108
Increase in capital	397,395	-
Debt capitalization	8,308	-
Share of the profit and loss in associates	(102,490)	379
under the equity method of accounting
Sale of investments	-	(120,779)
Dividends received	(27,992)	(4,017)
Acquisition of control – Adexus	(35,870)	-
Reclassification discontinuous operation	-	(714,554)
Other	621	271
Ending balance	886,856	50,264

In January and August 2016, the Company capitalized debt with Adexus by S/8.3 million and S/14 million respectively, increasing its participation in the first case from 44% to 52% and in the second capitalization from 52% to 91.03 % control is adquired. To date, the Company has incorporated in the Consolidated Financial Statements assets and liabilities of Adexus, the process of measuring the fair value of net asset is concluded by the end of December 2016.

On November 2015, subsidiary Negocios del Gas SA. Adquired an interest of 20% of concessionaire Gasoducto Sur Peruano, which represents an investment of approximately US$248 million, at December 2015 the contribution was S/391 million and at December 2016 its contribution was increased in S/374 million.

Gasoducto Sur Peruano S.A. (“GSP”), company owner of the concession “Improvements to the Energy Security of the Country and Development of the Peruvian Southern Gas Pipeline” (the “Concession”) and of which our subsidiary Negocios de Gas S.A is a shareholder with 21.49%, received a notification on January 24, 2017, from the Ministry of Energy and Mines, as Grantor of the Concession, by which it terminated the concession agreement signed on July 23, 2014 (the “Concession Contract”).

In case of the termination of the Concession, the Concession Contract states that the Net Book Value of the Concession’s assets (“VCN”) must be determined, and then call a public auction for the transfer of the Concession’s assets to a new concessionaire. Without prejudice to the performance of an auction or the result thereof, GSP is entitled to receive, within a maximum term of 12 months as of the termination of the Concession, a payment that can range from the guaranteed minimum amount of recovery of 72.25% of the VCN to the 100% of the VCN.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

In accordance, as of December 31, 2016 the Company determined that could recover US$220 million from the capital invested in GSP. US$ 129 million from the corporate guarantee granted to the bridge loan subscribed by GSP and US$ 52.5 million from the Concession Contract Performance Guarantee.

Considering more than 12 months have elapsed since the termination of the concession contract without Peruvian Government have complied in taking any action to execute the payment of the VCN to GSP,  the Company has reviewed the fair value of the capital invested in GSP, as well as the reasonable value of the amount paid as corporate guarantee granted to the bridge loan subscribed by GSP, and the Concession Contract Performance Guarantee.   For this review, legal consultant reports that establish the procedure to be follow to recover the investment and other paid liabilities will be through GSP filing an arbitration claim to CIAD,  after direct negotiation with Peruvian Government,  have been taken into account.

Taken into account the aforementioned scenario, as of December 31, 2017, the Company has booked an impairment for the investment in GSP amounting to US$ 111.3 millio (S/361.2 million), as well as the fair value of the investmen and other paid liabilities totaling US$ 24.4 million ( S/79.2 million).   In addition in March 2017, the investment was reclassified to Non-current assets classified as held for sale.

In February 2017 subsidiary Viva GyM S.A. signed a purchase-sales agreement comprising its equity interest (representing 22.5%) held in associate Promoción Inmobiliaria del Sur S.A. The agreed selling price was US$25 million (equivalent to S/81 million), which was fully paid.

In April 2017 the Company signed a purchase-sale agreement for their total share (representing 51%) at their joint venture with Compañía Operadora de Gas del Amazonas S.A.C. (COGA). The selling price was agreed at US$21.5 million (equivalent to S/69.8 million), which was fully paid.

In June 2017, the Company sold all of GMD’s shares, which represent 89.19% of the company’s shareholding, in favor of AI Inversiones Palo Alto II S.A.C., an affiliate of Advent International. The value agreed for the total participation was US$84.7 million. As of to date, the amount was fully collected.

12   PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

For the period ended December 31, 2016 and 2017, the movement in property, plant and equipment and intangible assets accounts was as follows:

	Property,
	plant and	Intangible
	equipment	assets

At January 1, 2016	1,111,757	881,020

Additions	213,068	183,568
Acquisition of subsidiary - net	41,988	33,133
Transfers, disposals and adjustments	6,376	(384)
Deductions for sale of assets	(47,126)	-
Depreciation, amortization	(203,201)	(82,743)
Impairment	(9,263)	(54,308)
Net cost at December 31, 2016	1,113,599	960,286

	#REF!	#REF!
At January 1, 2017	1,113,599	960,286

Additions	171,078	143,305
Subsidiary deconsolidation	(83,441)	(23,666)
Reclassification to non-current assets available for sale	-	-
Transfers, disposals and adjustments	(19,020)	(2,117)
Deductions for sale of assets	(100,338)	-
Depreciation, amortization	(197,483)	(86,557)
Impairment	(14,681)	(29,541)
Net cost at December 31, 2017	869,714	961,710

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

i)      Property, plant and equipment -

As of December 31, 2016 and 2017, additions to property, plant and equipment comprise of acquisition of machinery and equipment intended for the Group’s operations.

In 2016 fixed asset sales amounted to S/70.5 million resulting in profits of S/18.4 million that are shown in the statement of income within "other income and expenses, net”, the difference between the income proceeds from disposals of fixed assets and their profit are shown within “revenue from construction activities” and “gross profit”, respectively.

In June 2017, the Company sold all of GMD's shares, so property, plant, equipment and intangible assets were deconsolidated for S/83.4 million and S/23.7 million, respectively.

In October 2017, the Company sold the corporate building located in Miraflores with option to repurchase Building between the fifth and eighth year of the lease term, its book value was S/56.7 million.

At December 31,2016 the Group determined indicators of impairment of items of property, plant and equipment relating to: i) early termination of the GSP concession in respect of Consorcio Constructor Ductos del Sur (CCDS) and ii) assets under stand-by status. Management calculated the recoverable amount of those assets as the fair value; fair value was determined taking into account appraisals performed by independent experts. The recognized impairment loss is mainly related to Consorcio Constructor Ductos del Sur (CCDS) for a total of S/4.1 million , GyM for S/2.39 million and Stracon GyM
S.A. for S/2.34 million, which are shown within “Expenses by nature” (Note 17).

At December 31,2017 the Group determined indicators of impairment of items of property, plant and equipment related to unused fixed assets and calculated the recoverable amount of these assets as the fair value determined by appraisals made by independent experts. The recognized impairment loss is mainly related to GyM S.A. for S/11.4 million, Morelco for S/0.24 million and Stracon GyM S.A. for S/ 2.7 million, which are shown within “Expenses by nature” (Note 17).

ii)     Intangible assets –

As of December 31, 2016 and 2017, additions registered in intangible assets mainly comprise of investments in building the second Ancón-Huacho-Pativilca road section of the Panamericana Norte highway (concession under intangible model) and in preparation of wells located in Lots I, III, IV and V to provide oil and hydrocarbon exploitation services.

a.     Goodwill -

Management reviews the results of its businesses based on the type of economic activity carried out. At December 31 goodwill allocated to cash-generating units are:

	2016	2017

Engineering and construction	98,587	95,119
Electromechanical	20,737	20,737
Mining and construction services	13,366	13,366
Telecommunications services	6,728	6,720
IT equipment and services	5,102	930
	144,520	136,872

As a result of the impairment testing on goodwill performed by Management on an annual basis the recoverable amount of the related cash-generating unit (CGU) is determined based on the higher of its value in use and fair value less cost of disposal. Value in use is determined based on the future cash flows expected to be generated by the assessed CGU.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

As a result of these assessments an impairment was identified in one of the CGU’s, VyV-DSD, and was accounted as of December 31st, 2016.  The loss due to impairment was generated due to the decrease in the expected flows, as a result of the reduction of the contracts linked to the Backlog. The amount of the impairment it impacted the total amount of goodwill was S/38.7 million, which is shown within “Other income and expenses, net.”

As of December 31, 2017 same criteria used  as those applied in the impairment test at December 31, 2016 that concluded there was no impairment in the CGU .

b.     Trademarks –

This item mainly comprises the trademarks acquired in the business combination processes with Vial y Vives S.A.C. (S/75.4 million) in October 2012; Morelco S.A.S. (S/33.3 million) in December 2014; and Adexus S.A. (S/9.1 million) in August 2016.  Management determined that the brands obtained from Vial y Vives, Morelco and Adexus have indefinite lives; consequently, annual impairment tests are performed on these intangibles.

As a result of these tests, the VyV-DSD trademark was partially impairedS/15.6 million as of December 31, 2016 and S/29.5 million as of December 31, 2017. These effect are shown within “Other income and expenses, net.”

13   BORROWINGS

This item comprises:

	Total		Current		Non-current
	At December 31, 2016	At December 31, 2017	At December 31, 2016	At December 31, 2017	At December 31, 2016	At December 31, 2017

Bank overdrafts	8,396	120	8,396	120	-	-
Bank loans	2,131,901	1,561,634	1,835,340	990,467	296,561	571,167
Leases	240,141	128,312	117,307	66,177	122,834	62,135
	2,380,438	1,690,066	1,961,043	1,056,764	419,395	633,302

a)     Bank loans –

As of December 31, 2017 and December 31, 2016, this item comprises bank loans in local and foreign currencies for working capital purposes. These obligations bear interest at fixed rates which fluctuated between 3.3% and 13.9% in 2017 and between 1.0% and 14.4% in 2016.

			Current		Non-current
	Interest rate	Date of maturity	At December 31, 2016	At December 31, 2017	At December 31, 2016	At December 31, 2017
GyM S.A.	3.30% / 8.73%	2018 / 2019	492,910	551,413	187,029	95,376
Graña y Montero S.A.A.	Libor USD 3M + de 4.9% a 5.5%	2018 / 2020	932,114	113,412	-	363,564
Viva GyM S.A.	7.00% / 10.67%	2018	201,609	157,592	-	-
GMP S.A.	4.45% / 6.04%	2018 / 2020	77,857	42,911	71,453	96,245
CAM Holding S.A.	4.44% / 13.93%	2018 / 2020	69,702	77,775	24,889	12,807
Adexus S.A.	3.63% / 5.90%	2018 / 2019	42,782	46,552	13,190	3,175
CONCAR S.A.	7.50%	2018	-	812	-	-
CAM Servicios Perú S.A.	6.39% / 7.18%	2017	3,620	-	-	-
GMD S.A.	6.20% / 7.47%	2017	14,746	-	-	-
			1,835,340	990,467	296,561	571,167

i)      Credit Suisse Syndicated Loan -

In December 2015, the Group entered into a medium term loan credit agreement for up to US$200 million (equivalent to S/672 million), with Credit Suisse AG, Cayman Islands Branch and Credit Suisse Securities (USA) LLC. The initial term of the loan was set at five years, with quarterly installments starting to be paid on the 18th month. The loan accrued interest at a rate of three months Libor plus 3.9% per year. The proceeds were used to finance the equity interest in GSP. As of December 31, 2016, the outstanding balance amounted to US$148.5 million (equivalent to S/481.9 million), and it’s included within the current portion.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

On June 27, 2017, the Group renegotiated the terms of this loan to clear breaches related to the termination of the GSP concession. The new terms require repayment by December, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year of the amendment. The syndicated loan accrues interest at LIBOR plus 4.90% per year. Under the amendment, the Group is prohibited from paying dividends until the loan is fully repaid. The loan is secured by (i) a lien on Concar’s shares; (ii) a lien on Almonte’s shares; (iii) a mortgage over certain real estate properties in Miraflores and Surquillo; (iv) liens on certain accounts; (v) a lien on GyM’s share; (vi) a second lien on CAM’s shares; (vii) a second lien on CAM Servicios del Perú S.A.’s shares; and (viii) a first lien on cash flows from the sale of certain assets.

The agreement contains certain covenants, including the obligation by the Group to maintain the following financial ratios during the term of the agreement: (1) the Consolidated EBITDA to Consolidated Interest Expense Ratio shall not be less than 3.5:1.0 commencing on April 1, 2018 and thereafter; (2) the Consolidated Leverage Ratio (as defined therein) shall not be greater than 3.5:1.0 at any time during the period commencing on December 31, 2016 and ending on March 31, 2017; 3.5:1.0 at any time during the period commencing on July 1, 2017 and ending on September 30, 2017; and no greater than 2.5:1.0 at any time thereafter; and (3) the Debt Service Coverage Ratio as of the last day of any fiscal quarter of the borrower, falling on or after the first anniversary of the closing date, shall not be less than 1.5:1.0, commencing on April 1, 2018 and thereafter.

As of to date, the outstanding balance of the loan capital is US$81.1 million (equivalent to S/263.2 million).

ii)     GSP Bridge Loan -

At December 31, 2016, the current balance includes US$129 million (equivalent to S/433.3 million) of the corporate guarantee issued by the Company to secure the bridge loan given to GSP, which was enforceable at that date. On June, 2017, the Company has reached a new term loan with Natixis, BBVA, SMBC and MUFJ for US$78.7 million (equivalent to S/264.8 million), the proceeds of which were used to repay the GSP bridge loan.

The maturity is June, 2020, with required prepayments to be made with the proceeds of asset sales of 40% in the first year and an additional 30% in the second year. The new term contains the following covenant: the consolidated leverage ratio shall not be more than 3.5:1.0 at any time, and accrues interest at LIBOR plus 4.50% per year, which increases to 5.00% during the second year and 5.50% during the third year. Under the new term, the Group is prohibited from paying dividends until the loan is fully repaid. Also, the new term is secured by (i) a first lien on our rights to receive the termination payment derived from the GSP termination (the “VCN”), (ii) a second lien on our shares of GyM and Concar; (iii) a second lien on our shares of Almonte; (iv) a second lien on certain real estate properties in Miraflores and Surquillo; (v) a second lien on our shares of CAM; (vi) a second lien on our shares of CAM Servicios del Perú S.A.; and (vii) a first lien on cash flows from the sale of certain assets.

As of to date, the outstanding balance of the loan capital is US$72.5 million (equivalent to S/235.3 million)

As of December 31, 2017, the Company maintained unused credit limits for S/312 million, which expire within one year (S/3,922 million as of December 31, 2016).

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

b)     Fair value of borrowings -

The carrying amount and fair value of borrowings are broken down as follows:

	Carrying amounts		Fair value
	At December 31, 2016	At December 31, 2017	At December 31, 2016	At December 31, 2017

Total loans	2,380,438	1,690,066	2,391,375	1,768,160

The fair value is based on cash flows discounted using a rate based on the borrowing rate of 2.4% and 13.8% (1.3% and 14.3% in 2016). It should be noted that the interest rate used are those applicable and negotiated by each Company.

14   BONDS

This item is broken down as follows:

	Total		Current		Non-current
	At December 31, 2016	At December 31, 2017	At December 31, 2016	At December 31, 2017	At December 31, 2016	At December 31, 2017
GyM Ferrovías (a)	604,031	603,657	20,551	12,294	583,480	591,363
Norvial (b)	363,683	343,910	25,540	24,361	338,143	319,549
	967,714	947,567	46,091	36,655	921,623	910,912

a)     GyM Ferrovías S.A. -

In February 2015 subsidiary GyM Ferrovías issued corporate bonds under the U.S. Regulation S. This issue was carried out in Peruvian Soles VAC (the Spanish acronym for constant value update) for a total amount of S/629 million. The issues costs for this transactions were for S/22 million. Maturity of these bonds is November 2039 and bear interest at a rate of 4.75% (plus VAC adjustment), they have a risk rating of AA+ (local grading) granted by Apoyo & Asociados Internacionales Clasificadora de Riesgo and a collateral structure that includes a mortgage on the concession to which GyM Ferrovías is a concessionaire, security on the shares of GyM Ferrovías, Assignment of the collection rights arising from the Management Trust, a Cash Flow and Reserve Trust for the Service of the Debt, Operation and Maintenance and in-progress Capex. At December 31, 2017 the Group made a payment of S/58 million.

Capital raised from bond issue were used in amortizing a short-term loan with Banco de Crédito del Perú– BCP for S/400 million, funding the reserve accounts, payment of costs of bond issue and partial repayment of the subordinated loan obtained from parent Company by GyM Ferrovías.

At December 31, 2017 the balance includes accrued interest payable for S/3 million.

As part of the process of bond structuring, GyM Ferrovías engaged to adhere to the following covenants:

-       Debt service coverage ratio of not less than 1.2 times.
-       Keeping a constant minimum balance of trust equal to a quarter of operating and maintenance costs (including VAT)
-       Keeping a constant minimum balance of trust equal to two coupons as per schedule.

As of December 31,2017 and 2016 both Companies have complied with their covenants.

On August 23, 2017, GyM Ferrovias S. A. and Line One CPAO Purchaser LLC entered into the Sale and Purchase Agreement and Assignment of Rights Agreement regarding the CPAO (“Pago Anual por Inversión Complementaria” in Spanish) derived from the Concession Agreement for up to US$ 316 million.

On August 23,2017, GyM Ferrovias S. A. as Borrower, Mizuho Bank, Ltd. and Sumintomo Mitsui Banking Corporation as Lenders and Mizuho Bank, Ltd. as Administrative Agent entered into a US$80 million Working Capital loan agreement to partially finance the Expansion Project of Line 1 Lima Metro. As of to date, the amount no has been paid.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

b)     Norvial S.A. -

In July 2015, Norvial S.A. issued the First Corporate Bond Program on the Lima Stock Exchange for a total S/365 million. The first issue was for S/80 million at 5 years, bearing an interest rate of 6.75% and funds were drawn on July 23, 2015. The second issue was for S/285 million at 11.5 years, bearing an interest rate of 8.375%, structured in 3 disbursements: the first disbursement of S/105 million was on July 23,2015; the second disbursement of S/100 million was on January 25, 2016; the third disbursement of S/80 million was received in July 25, 2016. The issuance costs corresponding to the first issue and to the first and second disbursements of the second issue were for S/3.9 million. Risk rating agencies Equilibrium y Apoyo & Asociados Internacionales graded this debt instrument AA. This financing transaction has been secured by (i) a cash flow trust, related to the consideration and the regulatory rate; (ii) a mortgage on the concession in which Norvial S.A. is a concessionaire; (iii) a security on shares: (iv) collection rights and (v) in general, all those additional collaterals given to the secured creditors. The capital raised is intended to finance the construction of the Second Phase of Red Vial No.5 and the financing of VAT arising from a project-related expenses.

As of December 31, 2017 the balance included interest payables for S/4.4 million (S/4.9 million at December 31, 2016)

As part of the process of bond structuring, Norvial engaged to adhere to the following covenants:

-       Debt service coverage ratio of not less than 1.3 times.
-       Proforma gearing ratio lower than 4 times.

As of December 31,2017 and 2016 both Companies have complied with their covenants.

Fair value of the bonds of both Companies at December 31, 2017 amounted to S/1,036 million (at December 31,2016 amounted to S/1,055 million), which has been calculated based on the discounted cash flows, using rates between 4.49% and 6.63% (rates between 4.20% and 7.99% at December 31,2016) which are within level 2 of the fair value hierarchy.

15   PROVISIONS

This item is broken down based on the expectation of liquidation as follows:

	At December 31, 2016	At December 31, 2017
Current portion	14,531	13,503
Non-current portion	31,155	35,595
	45,686	49,098

The movement of this item for the period ended December 31, 2016 and 2017 is as follows:

Other provisions	Legal claims	Contingent liabilities resulting from acquisitions	Provisions for the acquisition of CAM	Provision for well closure	Total

At January 1, 2016	15,000	22,960	3,819	7,307	49,086
Additions	6,500	-	-	12,304	18,804
Reversals of provisions	(2,970)	(14,064)	(3,819)	(2,395)	(23,248)
Payments	(298)	(2,458)	-	-	(2,756)
Translation adjustments	187	538	-	-	725
At December 31, 2016	20,345	8,125	-	17,216	45,686

At January 1, 2017	20,345	8,125	-	17,216	45,686
Additions	5,344	1,444	-	-	6,788
Reversals of provisions	(199)	(1,106)	-	(412)	(1,717)
Payments	(1,680)	-	-	-	(1,680)
Translation adjustments	88	(67)	-	-	21
At December 31, 2017	23,898	8,396	-	16,804	49,098

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

16   CAPITAL

As of December 31, 2016 and 2017, the authorized, subscribed and paid-in capital, according to the Company’s bylaws as amended, is represented by 660,053,790 common shares at S/1.00 par value each.

As of December 31, 2016, the amount of 264,809,545 common shares is represented by 52,961,909 ADSs, at 5 shares per ADS.

As of December 31, 2017, the amount of 259,302,745 common shares is represented by 51,860,549 ADSs, at 5 shares per ADS.

17   EXPENSES BY NATURE

For the period ended December 31, 2016 and 2017, this item comprises:

	Cost of	Adminis-
	services	trative-
	and goods	expenses

2016
Inventories, materials and consumables used	942,354	-
Personnel charges	1,544,128	234,474
Services provided by third-parties	2,364,899	117,777
Taxes	13,922	1,771
Other management charges	270,815	24,691
Depreciation	193,434	12,088
Amortization	74,849	7,894
Impairment of inventories	36,353	-
Impairment of accounts receivable	419,584	-
Impairment of property, plant and equipment	9,263	-
	5,869,601	398,695

2017
Inventories, materials and consumables used	1,141,224	140
Personnel charges	1,701,666	212,962
Services provided by third-parties	1,731,478	121,757
Taxes	14,876	6,823
Other management charges	657,535	54,015
Depreciation	185,901	13,892
Amortization	77,886	8,671
Impairment of inventories	37,457	-
Impairment of accounts receivable	705	21
Impairment of property, plant and equipment	14,658	23
	5,563,386	418,304

As of December 31, 2017, the subsidiary Viva GyM found signs of impairment in inventories item, therefore, the subsidiary calculated the recoverable amount of such assets as the fair value determined by appraisals made by independent experts. As a result, impairment was recorded for S/37 million.  Impaired assets corresponds mainly to the properties of the Nuevo Rancho project, apartments (S/30 million) and land (S/5.7 million).

18   INCOME TAX

These condensed interim consolidated financial statements for the period ended December 31, 2017, income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the year to December 31,2017 is 46.5% (657.2% for the period ended December 31, 2016). The variation of the effective rate as compared to the previous year is due to the effect of the permanent differences in the income tax calculation.

(All amounts are expressed in thousands of S/ unless otherwise stated)
UNAUDITED

19   CONTINGENCIES, COMMITTMENTS AND GUARANTEES

As of December 31, 2017, contingencies held by the Group are substantially the same as those existing as of December 31, 2016.

In addition the Group had guarantee commitments with different financial institutions securing transactions in the amount of US$202.2 million.

20   DIVIDENDS

As part of the covenants at the refinancing agreements mentioned in note 13, the Company is unable to pay dividends until the cancellation of all liabilities related to these borrowings.

For the period ended December 31, 2017 , the Group has paid dividends to its non-controlling subsidiaries participate by S/42.9 million (S/25.5 million for the same period in 2016).

21   EVENTS AFTER THE DATE OF THE STATEMENT OF FINANCIAL POSITION

Between December 31, 2017 and the date of approval of the condensed interim consolidated financial statements, there have been no subsequent events that may affect the fairness of the financial statements issued.